[redacted]

SECU[barcode]SION

08032071

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUN 26 2008

Washington, DC

111

SEC FILE NUMBER
8- 20703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2007 AND ENDING April 30, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission (City) Kansas (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460 (Address) Merriam (City) Kansas (State) 66204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 14 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

HELEN JOURAS
Notary Public - State of Kansas
My Appt. Expires 9 28 2010

Helen Jouras

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.

We have audited the accompanying statements of financial condition of Perkins, Smart & Boyd, Inc., as of April 30, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Perkins, Smart & Boyd, Inc. at April 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cochran Head Vick & Co. P.A.

June 23, 2008

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition

April 30, 2008 and 2007

		2008	2007
Assets			
Current assets:			
Cash and cash equivalents	$	60,181	49,893
Commissions receivable		258,099	79,449
Prepaid and recoverable income taxes		-	379
Deferred income tax		1,036	1,900
Investments		327,525	303,880
Prepaid expenses		7,688	7,268
Total current assets		654,529	442,769
Office furniture and equipment		54,414	54,414
Less accumulated depreciation		52,891	51,106
Net office furniture and equipment		1,523	3,308
Other assets:			
Deposits with clearing organizations		30,019	30,033
Other deposits		800	1,307
Customer accounts, net of accumulated amortization of $44,162 and $40,829		5,838	9,171
Total other assets		36,657	40,511
Total assets	$	692,709	486,588
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	91,917	23,284
Payroll taxes payable		87,698	84,998
Income taxes payable		5,027	-
Deferred tax liability		78,878	53,182
Total liabilities		263,520	161,464
Stockholders' equity:			
Common stock, $10.00 par value			
Authorized - 12,500 shares			
Issued and outstanding - 3,180 shares		31,800	31,800
Additional paid-in capital		5,000	5,000
Retained earnings		392,389	288,324
Total stockholders' equity		429,189	325,124
Total liabilities and stockholders' equity	$	692,709	486,588

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Income

For the Years Ended April 30, 2008 and 2007

		2008	2007
Revenue:			
Commissions	$	2,850,014	1,773,071
Fees		46,870	2,911
Unrealized investment gain - net		23,645	11,430
Interest and dividend income		332,037	112,170
Other income		35,000	-
Total revenue		3,287,566	1,899,582
Expenses:			
Commissions		143,875	117,582
Salaries and benefits		2,270,807	1,153,395
Depreciation expense		1,785	2,578
Other operating expenses		732,066	612,093
Total expenses		3,148,533	1,885,648
Income before income taxes		139,033	13,934
Income taxes:			
Current		8,408	2,040
Deferred		26,560	4,354
Total income taxes		34,968	6,394
Net income	$	104,065	7,540

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended April 30, 2007 and 2008

	Common Shares Issued and Outstanding		Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 30, 2006	3,180	$	31,800	5,000	280,784	317,584
Net income, year ended April 30, 2007	—		—	—	7,540	7,540
Balances at April 30, 2007	3,180		31,800	5,000	288,324	325,124
Net income, year ended April 30, 2008	—		—	—	104,065	104,065
Balances at April 30, 2008	3,180	$	31,800	5,000	392,389	429,189

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended April 30, 2008 and 2007

There were no liabilities subordinated to the claims of creditors at the beginning or end of the years or at any time during the years.

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Cash Flows

For the Years Ended April 30, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	104,065	7,540
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		1,785	2,579
Amortization		3,333	3,333
Unrealized investment gains		(23,645)	(11,430)
Income taxes paid		(3,002)	(5,919)
Current income tax expense		8,408	2,040
Deferred income tax expense		26,560	4,354
Other changes in operating assets and liabilities:			
(Increase) decrease in:			
Commissions receivable		(178,650)	(8,186)
Prepaid expenses		87	(680)
Increase (decrease) in:			
Accounts payable		68,632	(995)
Payroll taxes payable		2,700	45,001
Net cash provided by operating activities		10,273	37,637
Cash flows from investing activities:			
Purchase of investments		-	(9,254)
Increase in return of deposits		15	(5)
Net cash provided (used) by investing activities		15	(9,259)
Net increase in cash		10,288	28,378
Cash and cash equivalents at beginning of year		49,893	21,515
Cash and cash equivalents at end of year	$	60,181	49,893

See accompanying notes to financial statements.

1) **Description of Business and Summary of Significant Accounting Policies**

Description of Business
Perkins, Smart & Boyd, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment
Office furniture and equipment are recorded at cost. Major renewals and betterments are capitalized, and maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of five to seven years using accelerated recovery methods.

Investments
Investments are carried at market value and consist of common stock held for trading purposes. Net unrealized gains included in earnings for the year ended April 30, 2008 and 2007 are $23,645 and $11,430, respectively.

Intangibles
Customer accounts acquired with the purchase of a business in February 1995 are being amortized over 15 years.

Revenue Recognition
Customers' securities transactions and related commission income and expense are recorded on a trade date basis.

Income Taxes
Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between earnings determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

2) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2008, the Company had net capital of $339,905 which was $289,905 in excess of its required net capital of $50,000. The Company's debt to net capital ratio was .78 to 1.

3) **Income Taxes**

The Company's aggregate (current plus deferred) income taxes for the years ending April 30, 2008 and 2007 represent 24% and 46%, respectively, of its income before income taxes for the periods. These percentages are greater than the expected income tax rates that would apply to such income. The greater tax rates are principally attributable in both periods to expenses that are net deductible in determining taxable income.

Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities and temporary differences in reporting income and expense. The principal components of the Company's deferred income taxes at April 30, 2008 and 2007 consisted of the following:

	2008	2007
Deferred tax asset:		
Contributions not deductible until future years	$ 1,036	$ 1,900
Deferred tax liabilities:		
Depreciation	$ 102	267
Use of cash basis for income tax reporting	33,035	12,052
Unrealized gains in value of investments, not recognized for income tax reporting	45,741	40,863
	$ 78,878	53,182

4) Operating Lease

The Company leases office space and automobiles under various operating leases. Minimum future obligations on these operating leases by years ending April 30 are as follows:

2009	$	54,482
2010		32,572

Total rent expense under operating leases for the years ended April 30, 2008 and 2007 was $78,451 and $78,075, respectively.

5) Deposits

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

6) Employee Benefit Plan

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue code. During the years ended April 30, 2008 and 2007, the Company made no matching contributions to the plan.

7) Financial Instruments with Off-balance-sheet Credit and Market Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

8) Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of April 30, 2008

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of April 30, 2008

Net Capital		
Total stockholders' equity	$	429,189
Ownership equity not allowable for net capital:		
Prepaid expenses		7,688
Deferred tax asset		1,036
Property and equipment		1,523
Customer accounts		5,838
Other deposits		800
		412,304
Haircuts on investments		49,129
Undue concentration		23,270
Net capital	$	339,905
Aggregate Indebtedness		
Total aggregate indebtedness	$	263,519
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess of net capital	$	289,905
Ratio: aggregate indebtedness to net capital		.78 to 1

PERKINS, SMART & BOYD, INC.

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of April 30, 2008

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of April 30, 2008)

Total ownership equity qualified as of April 30, 2008 per April 30, 2008, Part II A	$	454,930
Increase in property and equipment		1,523
Increase in income taxes payable		(704)
Increase in deferred tax liability		(25,696)
Decrease in deferred tax asset		(864)
Total ownership equity qualified for net capital per April 30, 2008 audit report	$	429,189
Non-allowable assets per April 30, 2008 Part II A	$	16,226
Increase in property and equipment		1,523
Decrease in deferred tax asset		(864)
Non-allowable asset per April 30, 2008 audit report	$	16,885
Net capital, as reported in Company's Part II A	$	367,493
Decrease in ownership equity qualified for net capital per April 30, 2008 audit report		27,588
Net capital per April 30, 2008 audit report	$	339,905

PERKINS, SMART & BOYD, INC.

Schedule II

Computation of Determination of
Reserve Requirements and Information
Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of April 30, 2008

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

COCHRAN HEAD VICK & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.

In planning and performing our audit of the financial statements of Perkins, Smart & Boyd, Inc. for the years ended April 30, 2008 and 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cochran Head Vick & Co. P.A.

June 23, 2008

PERKINS, SMART & BOYD, INC.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

APRIL 30, 2008 and 2007

CONTENTS

Page

FACING PAGE 3

INDEPENDENT ACCOUNTANTS' REPORT 5

FINANCIAL STATEMENTS

Statements of Financial Condition 6

Statements of Income 7

Statements of Changes in Stockholders' Equity 8

Statements of Changes in Liabilities Subordinated to Claims of General Creditors 9

Statements of Cash Flows 10

Notes to Financial Statements 11

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 15

Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 17

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL 19

END